99.2 Text of press release dated January 27, 1999

Exhibit 99.2

Stylex Homes Inc. Signs Letter of Intent to Merge With Cytation Corp.; Merged Company to be Renamed Cytation.com

Business Wire - January 27, 1999  14:06

VOORHEES, N.J.--(BUSINESS WIRE)--Jan. 27, 1999--Stylex Homes Inc. (OTC BULLETIN BOARD: SYLX) announced today that it has signed a binding letter of intent to merge with Cytation Corp., a Middletown, R.I. provider of Internet training services to corporate and government markets.

The merger, which is subject to approval by shareholders of both companies, is expected to be completed by mid-February. At that time, all of the assets of Cytation will transfer to Stylex, and Stylex will issue 6,465,338 common shares to the shareholders of Cytation. Cytation shareholders will own approximately 85.5 percent of the issued and outstanding shares of the combined enterprise.

Upon completion of the merger, Stylex will change its name to Cytation.com Incorporated.

"We believe this merger will provide Cytation with the capital growth formation potential and valuation required to aggressively compete in the rapidly growing market for Internet training and related services," said Kevin High, Cytation's president. High added that "Cytation's Web-based training delivery services will enable organizations to deploy and manage online learning solutions efficiently and cost-effectively. Corporate trainers are just beginning to realize the tremendous cost-savings that can be achieved by putting employees in front of computers instead of on airplanes."

Cytation is a provider of Internet training and related services and competes in the $85 billion a year corporate training market. The company's principal service is Roll Call(tm), a proprietary online, browser-based, enterprise-wide training management operating system that enables students to enroll and take, training managers to administer, and instructors to teach -- courses over the Internet or on intranets.

Forward-looking statements in this release concerning trends or anticipated operating results are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties related to the company's operations. These risks and uncertainties include, but are not limited to, competitive factors (including the possibility of increased competition or technological development, competitors and price pressures); legal factors (such as limited protection of the company's proprietary technology and changes in government regulation); and the company's dependence on key personnel and significant customers.

CONTACT:  Cytation
          Kevin High, President
          401/845-8800
          khigh@cytation.com
          www.cytation.com